Exhibit 99.1
China Yuchai International Announces
Unaudited Results for First Quarter 2009
Singapore, Singapore — July 31, 2009 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2009. As the financial results for the first quarter of 2008 were not announced, comparative results are not included below.
Net revenues for the first quarter 2009 were RMB 2,924.1 million (US$ 427.8 million). The total number of diesel engines sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), during the first quarter of 2009 was 121,749 units compared with 127,962 units in the same quarter of 2008. The lower sales volume was mainly attributable to weak sales in January due to the global recession and its impact on the overall automotive sector in China. Sales however recovered in February and March 2009.
Gross profit was RMB 383.4 million (US$ 56.1 million) representing a gross margin of 13.1% for the first quarter of 2009. The gross margin reflected a higher proportion of lower-margin, light-duty engines sold due to the rising demand for small engines from the agriculture and light-duty truck sectors resulting from the stimulus measures introduced by the Chinese government.
Research and development expenses of RMB 56.1 million (US$ 8.2 million) were related to expenditures for engine upgrades, further development of National V compliant diesel engine technology and alternative fuel technologies. Selling, general & administrative expenses (“SG & A”) were RMB 225.8 million (US$ 33.0 million). There was a one-time write back of approximately RMB 203 million resulting from GYMCL’s acquisition of all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) in settlement of past loans with an aggregate principal amount of RMB 205 million which was previously provided. Government approval for the acquisition of Yulin Hotel Company by GYMCL was received on January 13, 2009 so the deferred gain was recognised in the first quarter of 2009. Operating income was reported as RMB 304.5 million (US$ 44.5 million).
Other income of RMB 36.0 million (US$ 5.3 million) consisted of interest income, foreign exchange and the gain on redemption of investments. Income taxes were RMB 18.9 million (US$ 2.8 million) in the first quarter of 2009. Minority interest was RMB 68.1 million (US$ 10.0 million) arising from China Yuchai’s shareholding of 76.4% in GYMCL.
Net income was RMB 234.4 million (US$ 34.3 million), or earnings per share of RMB 6.29 (US$ 0.92). Net income excluding the one-time gain associated with the acquisition of all the outstanding share capital of Yulin Hotel Company was RMB 79.3 million (US$ 11.6 million), or earnings per share of RMB 2.13 (US$ 0.31). As of March 31, 2009, a total of 37,267,673 shares were issued and outstanding.
Mr. Tong Kooi Teo, President of China Yuchai, commented, “As noted in the past, the impact of the global economic slowdown became evident in the second half of 2008 and continued into early 2009. In response, the Chinese government has announced stimulus measures to increase domestic economic activity and specifically to improve the automotive sector. These measures include a reduction in sales tax for smaller vehicles, and assisting the large farming population to replace older vehicles and vehicles with high exhaust emissions through the provision of direct subsidies and low interest loans. We successfully leveraged our product mix to capture the opportunities in the rural markets. Once again, we demonstrated our resilience in a very difficult market and our wide array of product offerings helped us to maintain our market leadership.”
“Going forward, the more stringent engine emissions standards, continued government subsidies and accelerated infrastructure construction will likely be the main drivers to propel growth of the overall automotive sector in China. As the market leader, we will continue to invest in R&D and maintain our high-quality product standards. We will also explore partnering with key industry players to broaden our sales channels and product development. As Mr. Boo Guan Saw will be assuming the role of President of China Yuchai from August 1, 2009, I would like to take this opportunity to thank our shareholders for their continued support for China Yuchai as it underwent several challenging times. However, we managed to resolve past historical issues and I am pleased to handover to Mr. Saw who will oversee a new chapter in the Company’s history.”
Exchange Rate Information
The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8359 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2009 or at any other date.

About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com
Safe Harbor Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@us.grayling.com
dixon.chen@us.grayling.com